UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2012

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of India

(Jurisdiction of incorporation or organization)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Signature
Exhibit Index : Nil

Sterlite Industries (India) Limited

Other Events

Further to the Notice and Explanatory Statement concerning the proposed Scheme of Arrangement and Amalgamation amongst Sterlite Industries (India) Limited (the “Company”), The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited and Sesa Goa Limited and their respective Shareholders and Creditors, the Information Statement containing further information about the Scheme and certain related matters will be made available on the Company’s website at http://sterlite-industries.com/investor_relations/Event_Calendar.aspx shortly after the Company files its Annual Report on Form 20-F for the fiscal year ended March 31, 2012 with the US Securities and Exchange Commission (the “SEC”). The Company will also file a copy of the Information Statement with the SEC under cover of a Form 6-K which will be available to the public through the SEC’s Electronic Data Gathering Analysis and Retrieval (EDGAR) system on the SEC’s website at http://www.sec.gov.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: May 23, 2012

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer